October 13, 2009

Via EDGAR

Gary Newberry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Mr. Newberry:

Re: Cannabis Science, Inc. (the "Company")
    Comments on Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 15, 2009
    Comments on Form 10-K/a for the Fiscal Year Ended December 31, 2008 Filed May 14, 2009
    Comments on Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 15, 2009
    Comments on Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 21, 2009
    File No. 0-28911

I am Chief Financial Officer of the Company and write this letter on behalf of the Company. Further to you telephone conversation with our legal counsel; I would like to confirm that the Company requests an additional ten business day extension to respond to your comments.
The Company needs this time to allow its auditor to review its response.

Please contact me if you have any further questions.

Yours truly,

CANNABIS SCIENCE, INC.

Per: /s/ Richard Cowan

Richard Cowan
Chief Financial Officer





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